January 17, 2020	Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Tonya K. Aldave and Dietrich King

Re:	Beam Therapeutics Inc.

Registration Statement on Form S-1

Filed September 27, 2019

File No. 333-233985

Ladies and Gentlemen:

On behalf of Beam Therapeutics Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Registration Statement as filed on September 27, 2019, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated October 7, 2019 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Registration Statement on Form S-1

Certain relationships and related party transactions

License and collaboration agreement, page 209

1.

Please expand your discussion of the collaboration and license agreement with Prime Medicine, Inc. to quantify aggregate milestone payments by type of event (e.g. clinical stage as compared to commercial stage) and a royalty rate range that does not exceed ten percentage points.

January 17, 2020

Response to Comment 1: Based on the Staff’s comment, the Company has revised the Registration Statement on page 214 to quantify aggregate milestone payments and royalty ranges for the collaboration and license agreement with Prime Medicine, Inc.

General

2.

We note that Section 8 of your amended and restated bylaws grants exclusive jurisdiction to federal courts for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please clearly and prominently describe this provision in your prospectus, clearly describe any risks or other impacts on the investors, and address any uncertainty about the enforceability of the provision.

Response to Comment 2: Based on the Staff’s comment, the Company has revised the Registration Statement on pages 83, 84 and 222 to describe the provision in the Company’s amended and restated bylaws that grants exclusive jurisdiction to federal courts for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. The Company advises the Staff that the risks and impact on investors and the uncertainty about the enforceability of the provision is disclosed on pages 83 and 84 of the Registration Statement.

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Please do not hesitate to call me at 617-951-7826 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc Rubenstein

Marc A. Rubenstein

cc:	John Evans (Beam Therapeutics Inc.)

Thomas J. Danielski (Ropes & Gray LLP)